UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 001-33912
ENTERPRISE BANCORP, INC.
(Independent Bank Corp., as successor by merger to Enterprise Bancorp, Inc.)
(Exact name of registrant as specified in its charter)
c/o Independent Bank Corp.
Office Address:  2036 Washington Street, Hanover, Massachusetts 02339
Mailing Address:  288 Union Street, Rockland, Massachusetts 02370
(781) 878-6100
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, $0.01 par value per share
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐
Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Independent Bank Corp., as successor by merger to Enterprise Bancorp, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 11, 2025	INDEPENDENT BANK CORP. As successor by merger to Enterprise Bancorp, Inc.

	By:	/s/ Patricia M. Natale
	Name:	Patricia M. Natale
	Title:	Executive Vice President and General Counsel